

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 20, 2011

Via Fax & U.S. Mail

Mr. Dominick Ragone
Chief Financial Officer
767 Fifth Avenue, Suite 4700
New York, New York 10153

>   **Re: Icahn Enterprises L.P.**
>   **Form 10-K for the fiscal year ended December 31, 2010**
>   **Filed March 8, 2011**
>   **File No. 001-09516**

Dear Mr. Ragone:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the Year Ended December 31, 2010

Selected Financial Data, page 66

1. Please revise future filings to include disclosure of cash distributions declared, per LP unit in the table of selected financial data. See Item 301 of Regulation S-K.

Management's Discussion and Analysis

- Liquidity and Capital Resources, page 93

2. We note your disclosure on page 39 that because of the bankruptcies, the Predecessors and Tropicana AC deferred renovations and capital improvements and Tropicana also needs to make capital expenditures to comply with applicable laws and regulations. Please revise future filings to disclose your expected capital expenditures for the next fiscal year.

Audited Financial Statements

Balance Sheet, page 111

3. We note you present a balance sheet which does not include separate classification of current assets and current liabilities. In light of your disclosure on page 115 that you conduct and plan to continue to conduct your activities in such a manner as not to be deemed an investment company, and the fact that a significant amount of your business relates to the automotive, railcar, real estate, home fashion and other industries, we believe that it would be more appropriate for you to present a classified balance sheet. Please revise future filings accordingly, or alternatively, tell us why you believe it is appropriate to present a non-classified balance sheet.

4. We note you present accounts receivable as "net" on the face of the balance sheet. Please tell us, and revise the notes to the financial statements in future filings to disclose the amount of the allowance for doubtful accounts at each period end for which a balance sheet is presented. Also, if material, please revise future filings to include disclosure of the activity in the allowance for doubtful accounts during each period. See guidance in ASC 310-10-50-4 and Rule 12-09 of Regulation S-X.

5. In future filings, if you present a classified balance sheet, as requested in the comment above, please revise to separately show all amounts included in the "accrued expenses and other liabilities" line item that are over 5% of total current liabilities. See Rule 5-02.20 of Regulation S-X.

Statements of Cash flows, page 114

6. We note that the adjustments to reconcile net income (loss) to net cash provided by operating activities includes a line item titled "other, net." In light of the significance of this amount to total net cash provided by operating activities, please revise future filings to separately disclose any significant amounts included in this line item.

Notes to the Financial Statements
– General

7. We note from your disclosure on page 48 that ARI may be subject to significant warranty claims in the future relating to workmanship and materials. Please revise the notes to the financial statements in future filings to disclose the existence of this potential liability as well as the amount of the warranty accrual at the end of each period and any changes in the accrual during the periods, if material.

Note 3. Acquisitions

– Investment in Tropicana, page 131

8. We note your disclosure that the fair value of your equity interest in Tropicana was $251 million prior to the 668,000 shares purchased on November 15, 2010 and as a result of remeasuring your equity interest to fair value, you recognized a gain of $74 million. Please explain to us how you determined the amount of the fair value of your equity interest in Tropicana prior to the November 15, 2010 purchase. Your response should include the nature and amount of all significant assumptions used in your analysis. Also, please provide us details as to how the $74 million gain was calculated and explain to us why you believe you were able to purchase the Tropicana business at an amount that resulted in a gain.

9. Please explain to us and disclose in future filings, how you determined or calculated the fair value of Tropicana non-controlling interests of $237 million at November 15, 2010.

Note 8. Fair Value Measurements, page 149

10. We note your disclosure that in addition to items that are measured at fair value on a recurring basis, there are also assets and liabilities that are measured at fair value on a nonrecurring basis which are not included in the tables above. Please revise Note 8 in future filings to include the disclosures required by ASC 820-10-50-5 in a tabular format. See guidance in ASC 820-10-50-8.

Note 10. Goodwill and Intangible Assets, Net, page 159

11. We note your disclosure that during the fourth quarter of fiscal 2010, in conjunction with the annual impairment test for goodwill and other indefinite-lived intangible assets, the Automotive segment determined that the original stepped-up values assigned to trademarks and brand names had been overstated due to the improper inclusion of non-branded sales in the basis for the trademarks and brand names valuation and as a result you decreased trademarks and brand names by $55 million based on a revised valuation, offset by an increase to goodwill of $35 million and a decrease to deferred tax liabilities of $20 million. Please explain to us why you believe it is appropriate to adjust goodwill for this change in intangible valuation during 2010, rather than record a charge to the income statement.

Note 12. Debt
– Debt Facilities – Gaming, page 168

12. We note your disclosure that Tropicana was in compliance with all financial covenants as of December 31, 2010. Please revise future filings to include disclosure of all restrictive covenants related to the debt held by Tropicana.

Note 13. Compensation Arrangements
– Automotive
– Stock Based Compensation, page 172

13. We note your disclosure that you revalued the deferred compensation agreement, which was also amended and restated on March 23, 2010, at December 31, 2010, resulting in a revised fair value of $7 million. Please tell us, and disclose in future filings, the nature and terms of the modifications made to the deferred compensation agreement in March 23, 2010 and explain to us if any incremental compensation expense was required to be recognized at the time of the modification.

Note 21. Commitments and Contingencies, page 192

14. We note from your disclosure on page 22 that as a result of the more than 80% ownership interest in you by Mr. Icahn's affiliates, you and your subsidiaries are subject to the pension liabilities of all entities in which Mr. Icahn has a direct or indirect ownership interest of at least 80% and if the plans were voluntarily terminated they would be underfunded by approximately $103 million. Please revise the notes to the financial statements in future filings to disclose this contingent liability.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at (202)551-3301 or Jean Yu at (202)551-3305 if you have questions regarding comments on the financial statements and related matters.

                                        Sincerely,

                                        Linda Cvrkel
                                        Branch Chief

Via facsimile
(646) 861-7585